Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement 333-223773

NATIONAL FUEL GAS COMPANY

Final Term Sheet

May 19, 2020

Issuer:	National Fuel Gas Company

Security:	5.50% Notes due 2026

Ratings*:	Baa3/BBB-/BBB (Moody’s/S&P/Fitch)

Trade Date:	May 19, 2020

Settlement Date**:	June 3, 2020 (T+10)

Size:	$500,000,000

Maturity:	January 15, 2026

Benchmark Treasury:	0.375% due April 30, 2025

Benchmark Treasury Yield:	0.349%

Spread to Benchmark Treasury:	+525 basis points

Yield to Maturity:	5.599%

Price to Public:	99.518%

Coupon (Interest Rate):	5.50% per annum

Interest Payment Dates:	January 15 and July 15, commencing January 15, 2021

Interest Rate Adjustment:	The interest rate payable on the Notes will be subject to adjustment based on certain rating events as described under the caption “Description of the Notes – Interest Rate Adjustment” in the Preliminary Prospectus Supplement dated May 19, 2020.

Make-Whole Optional Redemption:	At any time prior to December 15, 2025 (the “par call date”) at a discount rate of Treasury plus 50 basis points (calculated to the par call date)

At Par Optional Redemption:	On or after the par call date

CUSIP/ISIN:	636180 BQ3 / US636180BQ36

Joint Book-Running Managers:	J.P. Morgan Securities LLC BofA Securities, Inc. CIBC World Markets Corp. PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

Senior Co-Managers:	HSBC Securities (USA) Inc. KeyBanc Capital Markets Inc. Wells Fargo Securities, LLC

Co-Managers:	Comerica Securities, Inc. M&T Securities, Inc. SunTrust Robinson Humphrey, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

It is expected that delivery of the notes will be made, against payment for the notes, on or about    June 3, 2020, which will be the tenth business day following the pricing of the notes. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes on the date of this prospectus supplement or the next succeeding seven business days will be required, because the notes initially will settle within ten business days (T+10), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade on the date of this prospectus supplement or the next seven succeeding business days should consult their own legal advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, J.P. Morgan Securities LLC or BofA Securities, Inc. can arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533 or BofA Securities, Inc. toll-free at 1-800-294-1322.